UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14C
INFORMATION STATEMENT PURSUANT TO SECTION 14(C)
OF THE SECURITIES EXCHANGE ACT OF 1934

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XRG, INC.
(Name of Registrant as Specified in its Charter)

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(1) Title of each class of securities to which transaction applies: Common Stock par value, $0.001 per share

(2) Aggregate number of securities to which transaction applies: 273,663,378 shares

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XRG, INC.

601 Cleveland Street, Suite 820
Clearwater, Florida 33755

INFORMATION STATEMENT NOTICE

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
NOT TO SEND US A PROXY

Dear Stockholders:

We are notifying our stockholders of record, as of August 2, 2005 that stockholders owning 9,416,042 shares of our common stock representing approximately 62% of our outstanding common stock on August 1, 2005, have executed a written consent in lieu of a stockholders meeting approving:

• The election of Richard Francis, Terence Leong and Michael Cronin to serve as directors until their successors are elected and qualified. These stockholders removed Stephen Couture as a director. Mr. Couture will not longer be a director.

• Ratification of the appointment of the firm of Mahoney Cohen & Co., CPA as our independent auditors for the fiscal year ending 2006.

You are encouraged to read the attached Information Statement for further information regarding these actions. We are not asking you for a proxy and you are requested not to send us a proxy.

This is not a notice of a meeting of stockholders and no stockholders meeting will be held to consider the matters described herein. This Information Statement is being furnished to you solely for the purpose of informing stockholders of the matters described herein in compliance with Regulation 14C of the Securities Exchange Act of 1934, as amended, and Section 228 of the Delaware General Corporation Law.

We will begin mailing this Information Statement to shareholders on or about August 8, 2005.

By Order of the Board of Directors

	By:	/s/ Richard Francis
Clearwater, Florida	Print Name:	Richard Francis
August 5, 2005	Title:	Chief Executive Officer,
		Chairman of the Board

XRG, Inc.
601 Cleveland Street, Suite 820
Clearwater, Florida 33755
(727) 475-3060

**DEFINITIVE
INFORMATION STATEMENT**

**WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY**

We are sending you this information statement to inform you of the actions taken by the holders of a majority of our outstanding common stock by written consent in lieu of a stockholders meeting.

What actions were taken by the written consent in lieu of an annual meeting?

The holders of a majority of our outstanding common stock executed a written consent:

1. Electing Richard Francis, Terence Leong and Michael Cronin to serve as directors until their successors are elected and qualified, and to remove Stephen Couture as a director.

2. Ratifying the appointment of Mahoney Cohen & Co., CPA as our independent auditors for the fiscal year ending March 31, 2006.

How many shares were voted for the actions?

The approval and adoption of each of the actions taken by written consent in lieu of an annual meeting requires the consent of the holders of a majority of the shares of our outstanding common stock. Approximately 15,036,027 shares of our common stock were outstanding on the record date. Each share of our common stock is entitled to one vote. The holders of 9,416,042 shares of our common stock, representing approximately 62% of the shares of our common stock entitled to vote, executed a written consent in lieu of an annual meeting approving each of these actions. Under the General Corporation Laws of the State of Delaware and our bylaws, shareholder action may be taken by written consent without a meeting of shareholders. The written consent of the holders of a majority of our outstanding common stock is sufficient under the General Corporation Laws of the State of Delaware and our articles of incorporation and bylaws to approve the actions described above. As a result, all actions described in this information statement will be effected without any further action or vote by shareholders.

Am I entitled to dissenter's rights?

The General Corporation Laws of the State of Delaware does not provide for dissenter's rights for the actions taken by written consent in lieu of an annual meeting.

ACTION 1 - ELECTION/REMOVAL OF DIRECTORS

The holders of 9,416,042 shares of our common stock, representing approximately 62% of the shares of our common stock entitled to vote on the record date, executed a written consent in lieu of an annual meeting, electing Richard Francis, Terence Leong and Michael Cronin as directors to serve on our board of directors and to remove Stephen Couture as a director. The directors will serve for a one year term and until their successors are duly elected and qualified at the annual meeting of our shareholders to be held in 2006 or until the earlier of their death, resignation, or removal. The following persons have been elected to the board of directors:

NAME	AGE	POSITION
Richard Francis	49	President, Chief Executive Officer, Chief Financial Officer, Director
Terence Leong	38	Director
Michael T. Cronin	49	Director

Business Experience

Mr. Richard Francis, President, Chief Executive Officer and Chief Financial Officer. Mr. Francis became our Chief Executive Officer in April, 2005 replacing Kevin Brennan. Mr. Francis was previously the President of XRG, G&A, Inc. and R&R Express Intermodal, Inc., both XRG wholly-owned subsidiaries. Mr. Francis has over 25 years experience in the truckload carrier industry. Mr. Francis also serves as President of KDR Transport, Inc. and R&R Express, Inc. Mr. Francis holds a degree in business logistics from Penn State University.

Mr. Terence Leong became a Director on May 20, 2005. Since 1996, Mr. Leong has been the owner of Walker Street Associates, a management consulting firm. Mr. Leong has assisted Barron in other financings and restructuring arrangements. He is currently a Director of Entech Environmental Technologies, Inc. ("EEVT"), another Barron portfolio company.

Mr. Michael Cronin became a Director in November 2004. Mr. Cronin has been a practicing attorney with the law firm of Johnson, Pope, Bokor, Ruppel & Burns, LLP, in Clearwater, Florida since 1983. Mr. Cronin concentrates his practice in securities and corporate law. Mr. Cronin is a founding Director of Patriot Bank. In 1977 Mr. Cronin graduated from the University of Florida with a degree in accounting. He received his Juris Doctor from the University of Georgia in 1983. Mr. Cronin is a founding Director and Chairman of the Audit Committee of Patriot Bank, a state chartered community bank located in Pasco County, Florida.

Mr. Cronin was previously a director of Alpha Resources, Inc., a Rule 419 blank check issuer. Alpha Resources, Inc. was administrative dissolved by the Secretary of State for the State of Delaware on March 1, 2002 for failure to pay its annual filing fees and franchise fees. Mr. Cronin was unaware that this issuer had been administratively dissolved until July 28, 2005. It was Mr. Cronin's understanding that principals of Couture & Company, Inc. were responsible for maintaining the corporate existence of this issuer. Accordingly, Mr. Cronin has resigned as a director of this Company on August 3, 2005. Gerald Couture, the father of Stephen Couture, our former Chief Financial Officer and former director, was also a director of Alpha Resources, Inc.

Changes in our Board of Directors and Principal Executive Officers in Connection with our Restructuring

On February 16, 2005, Gary Allen resigned as a director. On February 23, 2005, Brad Ball resigned as a director. We were not able to reach an agreement with Mr. Ball as to an acceptable level of board compensation for his services. We have agreed in principal to issue Mr. Ball options to acquire 1,200, shares of our common stock at an exercise price of $2.00. Mr. Allen resigned to procure other business interests. On November 30, 2004, we accepted the resignation of Mr. Neil Treitman as our Chief Operating Officer.

Mr. Cronin became a Director in November 2004. Mr. Francis was appointed as our Chief Executive Officer in April, 2005 in connection with the Administrative Services Agreement with R&R. On May 20, 2005 Mr. Francis and Mr. Leong were appointed to our Board of Directors to fill vacancies created by the resignations of Mr. Huggins and Mr. Brennan, as described below.

Effective May 20, 2005 a Mutual General Release was entered into between XRG, Barron and Donald Huggins. Mr. Huggins agreed that upon execution of this Release by all parties, he shall resign as a Director of XRG. Mr. Huggins agreed to release XRG and Barron from all claims, including but not limited to, obligations of XRG to Mr. Huggins pursuant to his Consulting Agreement dated March 1, 2004 and the Amendment thereto dated February 10, 2005. Mr. Huggins was released of all claims by XRG or Barron except claims grounded upon fraud, malfeasance, misappropriation of assets or theft. In addition, Mr. Huggins agreed to reduce his stock ownership in the Company by twenty-five percent (25%) so that his net holdings is approximately five hundred fifty two thousand five hundred (552,500) shares. Mr. Huggins was released of all claims by XRG or Barron except claims grounded upon fraud, malfeasance, misappropriation of assets or theft.

XRG also entered into a similar agreement with its former Chief Executive Officer, Mr. Kevin Brennan. The Company agreed to pay Mr. Brennan Thirteen Thousand Four Hundred Twenty-Five and 90/100 Dollars ($13,425.90) and Mr. Brennan agreed to reduce his stock ownership in the Company from five hundred twenty-nine thousand one hundred sixty-seven (529,167) shares to three hundred sixty-nine eight hundred seventy (369,870) shares. In addition, Mr. Brennan released XRG from all obligations under his Employment Agreement originally dated March 1, 2004 as amended on February 10, 2005. XRG and Barron agreed to release Mr. Brennan from any claims or causes of action excepting only those which are grounded or based upon fraud, malfeasance, misappropriation of assets or theft.

Board of Directors

Our Bylaws fix the size of the Board of Directors at no fewer than one and no more than seven members, to be elected annually by a plurality of the votes cast by the holders of Common Stock, and to serve until the next annual meeting of stockholders and until their successors have been elected or until their earlier resignation or removal. Currently, there are four (4) directors. Mr. Couture is not being reelected to our Board of Directors. Our Board of Directors met in person approximately seven times during fiscal year ended 2005 and each of our Directors attended these meetings. In addition, our Board of Directors acted on numerous occasions pursuant to unanimous written consent of all Directors. We currently do not compensate any of our Directors for serving on the Board. We intend to adopt compensation packages for our Board members during fiscal 2006.

The Committees

The Board of Directors has not established a Compensation or Audit Committee and the usual functions of such committees are performed by the entire Board of Directors. Mr. Cronin currently serves as Chairman of the Audit Committee and is deemed our financial expert. He is not considered independent. We do not have a standing nominating committee for the Board.

Executive Officers

Officers are appointed to serve at the discretion of the Board of Directors. None of the executive officers or directors of our company have a family relationship with any other executive officer or director of our company.

Code of Ethics

We have adopted a "Senior Financial Officers - Code of Ethics" that applies to all XRG employees and Board of Directors, including our principal executive officer and principal financial officer, or persons performing similar functions. A copy of the our Code of Ethics is attached as an exhibit to the annual report on Form 10-KSB for fiscal year ended March 31, 2005. We intend to post the Code of Ethics and related amendments or waivers, if any, on our website at **www.xrginc.com**. Information contained on our website is not a part of this report. Copies of our Code of Business Conduct and Ethics will be provided free of charge upon written request to Mr. Richard Francis, 3 Crafton Square, Pittsburgh, Pennsylvania 15205.

EXECUTIVE COMPENSATION

The following table shows the compensation paid by us for the year ended March 31, 2005, 2004 and 2003, to or for the account of our officers.

SUMMARY COMPENSATION TABLE

The following table shows the compensation paid or accrued by us for the fiscal years ended March 31, 2005, 2004 and 2003 to or for the account of our officers (including officers of our significant subsidiaries) that exceeded $100,000.

| Name & Principal Position | Year | Annual Compensation | | | Long-Term Compensation Awards | | | |
		Salary $	Bonus $	Other Annual Compensation ($) (10)	Restricted Stock Award(s)(9) ($)	Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Kevin Brennan Former President and CEO	2005	$ 231,917		— $	16,500 $	48,750	20,000[1]	— —
	2004	$ 140,000		—	—	—	—	— —
	2003	$ 103,000		—	—	—	—	— —
Donald G. Huggins, Jr. Former Chairman(2)	2005	$ 146,250		— $	11,000 $	539,750	—	— —
	2004	$ 76,500		—	— $	48,750	—	— —
	2003	$ 82,000		—	—	—	—	— —
Stephen R. Couture Former Vice President, Finance, Former CFO(3)	2005	$ 126,057		— $	11,000 $	47,250	—	— —
	2004	$ 57,500		—	— $	48,750	—	— —
	2003	$ 80,546		—	—	—	—	— —
Neil Treitman Former Chief Operations Officer(4)	2005	$ 136,594		— $	2,400 $	235,000[2]	—	— —
	2004	$ 140,000		—	— $	48,750	—	— —
	2003	$ 42,000		—	—	—	—	— —
Richard Francis(5) Current CEO and President of XRG G&A, Inc. and President of R&R Express Intermodal, Inc.(3)	2005	$ 101,883		—	— $	32,000	—	— —
Larry M. Berry Vice President of Business Development XRG Logistics, Inc. (6)	2005	$ 150,000		—	—	—	—	— —
Eddie R. Brown CEO of XRG Logistics, Inc.(7)	2005	$ 125,000		— $	9,000	—	—	— —
Stanley Shadden President of XRG Logistics, Inc.(8)	2005	$ 95,000		— $	6,000	—	—	— —

[1]   Mr. Brennan recognized $13,200 of value in connection with the exercise of these options.

[2]   The salary amounts represent payments to Private Capital Group, Inc., a corporation owned by Mr. Huggins' wife. The Restricted Stock Awards value represents the value of 100,000 shares issued to Private Capital Group, Inc. for consulting services with a value per share of $4.40 and an imputed compensation value of $99,750 in connection with the issuance of 95,000 shares of our Common Stock at a value of $1.00 per share to satisfy accrued compensation which was less than the fair market value of such shares as of that date.

[3]   The Restricted Stock Awards represents the difference in fair market value of 45,000 shares of our Common Stock which were used to satisfy $45,000 of accrued and unpaid compensation based upon such shares being issued at $1.00 per share, which was less than the fair market value of such shares as of that date.

(4)   The Restricted Stock Awards value attributable to Mr. Treitman represents the issuance of 50,000 shares of our Common Stock to settle $180,000 of compensation obligations in connection with the termination of his Employment Agreement. In addition, Mr. Treitman was issued 12,500 shares of our Common Stock which had a fair market value of $55,000 as of the date of issuance of such shares as a bonus. The 50,000 shares were issued to Charter Development Services International, LLC, an affiliate of Mr. Treitman.

(5)   During fiscal 2005 Mr. Francis was paid this amount pursuant to a Consulting Agreement with KDR Transport, Inc. which entitled him to .5% of billed revenues. See "Certain Transactions". We issued 5,000 shares to KDR Transport, Inc., an affiliate of Mr. Francis which has shares had a fair market value of $32,000.

(6)   Mr. Berry was paid this amount pursuant to an Employment Agreement dated November 1, 2003 which was superseded by an Employment Agreement dated April 22, 2005. See "New Employment Agreements and Other Arrangements" below.

(7)   Mr. Brown was paid this amount pursuant to an Employment Agreement dated April 1, 2004 entered into in connection with the original Asset Acquisition Agreement between Highway Transport, Inc. and XRG. XRG's obligations under this Employment Agreement were terminated in connection with the restructuring of the Highway Transport, Inc. acquisition effective as of May 30, 2005.

(8)   These amounts were paid pursuant to an Employment originally dated September 1, 2003 with Mr. Shadden. This Employment Agreement was terminated pursuant to the restructuring of our relationship with J. Bently Companies.

(9)   Excludes stock issued as founders, in connection with capital raising transactions, in connection with acquisitions and in exchange for preferred shares. See "Certain Transactions"

(10)   Represents car allowances.

Option/SAR Grants in Last Fiscal Year

Name of Individual	Number of Securities Underlying Options/SARs Granted (1)	Percent of Total Options/SARs Granted To Employees/ Directors In Fiscal Year	Exercise or Base Price	Fair Market Value At date of Grant	Expiration Date
Kevin Brennan	20,000	100%	$ 4.14	$ 4.14	N/A

(1) Mr. Brennan exercised these options during 2005.

Options/SARs Grants During Last Fiscal Year

During the fiscal year ended March 31, 2005, no executive officer or director was granted options to purchase shares of common stock.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Value

Name of Individual			Number of Securities	Value of Unexercised
Kevin Brennan	20,000	13,200	-0-	-0-

(1) Value Realized represents the market value of the underlying securities on the exercise date minus the exercise price of such options.

Previous Employment and Other Agreements

In July 2003, we entered into an employment agreement with Neil Treitman, our former Chief Operating Officer. This agreement had a term of three (3) years, and commenced on July 1, 2003. Under this agreement, Mr. Treitman was entitled to an annual base salary of not less than $120,000. He was entitled to an automobile allowance of $600 per month during the term of his agreement. On November 30, 2004, we accepted the resignation of Mr. Neil Treitman as the Chief Operating Officer. We issued 12,500 common shares to Mr. Treitman as a bonus in the first quarter of fiscal 2005.

In connection with the resignation of Mr. Treitman, we issued an affiliate of his Charter Development Services International, LLC 50,000 shares of our Common Stock.

In March 2004, we entered into an employment agreement with Kevin Brennan, our former Chief Executive Officer. This agreement had a term of five (5) years, and commenced on March 1, 2004. Under this agreement, Mr. Brennan was entitled to an annual base salary of $185,000. Mr. Brennan was entitled to reimbursement for ordinary, necessary and reasonable business expenses in connection with his services. He participated in any retirement, medical, dental, welfare and stock options plans, life and disability insurance coverages and other benefits afforded our employees. He was entitled to an automobile allowance of $1,500 per month during the term of his agreement. On February 16, 2005 Mr. Brennan agreed to amend his employment agreement to reduce his then current annual salary from $225,000 to $146,250 per annum which equaled 65% of his then current salary. Mr. Brennan also agreed to waive any rights to any past or future bonus payments. He also agreed to reduce his severance payment to twelve (12) months in the event of termination without cause.

On May 20, 2005 Mr. Brennan, Barron and XRG entered into a mutual general release, including all obligations under his employment agreement originally dated March 1, 2004, as amended on February 10, 2005. In connection with this release we paid Mr. Brennan $13,425.90 and Mr. Brennan agreed to reduce his stock ownership in the Company from 529,167 shares to 369,870 shares. Mutual releases were entered into excepting only claims or causes of action which are grounded or based upon fraud, malfeasance, misappropriation of assets or theft.

In March 2004, we entered into an employment agreement with Stephen Couture, our former Chief Financial Officer. This agreement has a term of five (5) years, and commences on March 1, 2004. Under this agreement, Mr. Couture was entitled to an annual base salary of $125,000 with 15% a year increases. Mr. Couture was entitled to minimum cumulative quarter-end or annual cash bonuses payable at each quarter-end period, or annually, at his option. No such bonuses have been accrued to-date. Mr. Couture was entitled to reimbursement for ordinary, necessary and reasonable business expenses in connection with his services. He was allowed to participate in any retirement, medical, dental, welfare and stock options plans, life and disability insurance coverages and other benefits afforded our employees. He was entitled to an automobile allowance of $1,000 per month during the term of his agreement. Mr. Couture was not willing to enter into any formal amendment of his employment agreement similar to the amendments for Mr. Huggins and Mr. Brennan.

On May 4, 2005, XRG was served with a complaint filed by Stephen R. Couture in the Pinellas County, Florida, Circuit Court, Case No. 05-3084CI-11, alleging that XRG was in breach of his employment agreement. Mr. Couture alleges that XRG unilaterally and arbitrarily reduced the compensation due Mr. Couture to an amount less than the amount provided for in his agreement. In addition, Mr. Couture alleged that XRG unilaterally did away with car reimbursement and car insurance benefits provided in the Employment Agreement. In addition, he alleged that XRG has failed to pay his unused vacation.

Mr. Couture's employment agreement has a very narrow definition of termination for cause limited to conviction of a felony, conviction of misappropriation of assets or otherwise defrauding XRG. In addition, the resignation of Donald Huggins as a director potentially triggers a "change of control" provision under his agreement entitling him to 299% of base annual compensation as a severance payment. XRG has requested that outside counsel review the activities of Mr. Couture to determine whether there is a basis to institute counterclaims and affirmative defenses against Mr. Couture. XRG also maintains Mr. Couture voluntarily agreed to the compensation reduction in light of XRG's current financial position and limited working capital.

If Mr. Couture were to prevail in this action, XRG could potentially be liable to Mr. Couture for approximately four (4) years of additional compensation at a base salary of One Hundred Twenty-Five Thousand Dollars ($125,000) per year plus attorney fees. This case is in its early stages and it is too early to predict the outcome or settlement of this matter. However, XRG intends to vigorously defend this action.

Mr. Couture has refused to voluntarily resign as director of XRG, notwithstanding the institution of this lawsuit. Accordingly, the shareholders executing the written consents representing approximately 62% of our outstanding common stock have deemed it appropriate to remove Mr. Couture as a director. XRG has been advised that certain of its shareholders intend to file suit against Mr. Couture.

In March 2004, we entered into a consulting agreement with Donald G. Huggins, Jr., our former Chairman of the Board. This agreement had a term of five (5) years, and commenced on March 1, 2004. Under this agreement, Mr. Huggins was entitled to a annual consulting fees of $150,000. Mr. Huggins was entitled to reimbursement for ordinary, necessary and reasonable business expenses in connection with his services. He is entitled to an automobile allowance of $1,000 per month during the term of his agreement. On February 16, 2005 Mr. Huggins agreed to reduce his base compensation under the consulting agreement to $90,000 per year which equals 60% of his prior consulting fees. Mr. Huggins agreed to waive any rights to bonus compensation under his agreement. He also agreed that in the event his consulting agreement was terminated without cause he would be entitled to a twelve (12) month severance payment. On May 20, 2005 XRG, Mr. Huggins and Barron entered into a mutual general release whereby XRG was released from obligations under Mr. Huggins' consulting agreement original dated March 1, 2004, and the amendment thereto dated February 10, 2005. In addition, Mr. Huggins agreed to reduce his stock holdings in the Company to 552,500 shares.

New Employment Agreements and Other Arrangements

Effective April 20, 2005 we entered into an Administrative Services Agreement with Mr. Richard S. Francis and R&R Express, Inc. Mr. Francis is entitled to annual base compensation of $150,000 per year during the term of the Administrative Services Agreement. R&R is entitled to an administrative services fee equal to 12% of linehaul revenue (excluding past dues) for all agents. Mr. Francis is also entitled to 150,000 shares of Common Stock. R&R is also entitled to 150,000 shares of Common Stock. Mr. Francis is the President of R&R.

We are party to a Consulting Agreement with Walker Street Associates, an entity owned by Mr. Leong. We agreed to pay Mr. Leong an hourly rate of $100. In addition, we agreed that Mr. Leong would be entitled to additional equity-based compensation at a future date based upon his ability to improve our financial performance and operations. We also agreed that on an interim basis Mr. Leong will be primarily responsible for controlling our disbursements.

On April 22, 2005, we finalized an Employment Agreement between Larry M. Berry and XRG G&A, Inc. Mr. Berry is employed as an Acquisition Specialist and reports directly to our Chief Executive Officer and assists in entering into agency agreements, terminal agreements, asset based acquisitions and other similar agreements with trucking companies. Mr. Berry is entitled to a weekly draw of $3,000. In addition, he is entitled to compensation in an amount equal to one-half (1/2) of one percent (1%) of all invoice line haul revenues attributable to agency, transfer and acquisition agreements entered into with truckload candidates directed to XRG by Mr. Berry. As of the date of this Agreement, Mr. Berry is entitled to be paid such compensation with respect to invoice line haul revenues of EFS Corp., Highbourne Corporation, Carolina Truck Connection, Inc., and Highway Transport, Inc. XRG has agreed to issue Mr. Berry options to acquire 100,000 shares of its common stock at a nominal exercise price of $.01. XRG also agreed to issue Mr. Berry shares of its common stock valued at $1.00 per share as compensation for all prior amounts owed to Mr. Berry for past compensation which equates to approximately 73,820 common shares. The payments due Mr. Berry are made by R&R and are considered a credit against the fees payable to R&R pursuant to the Administrative Services Agreement.

On December 28, 2004 we entered into an Employment Agreement with Jay E. Ostrow through our XRG G&A subsidiary. Mr. Ostrow has been acting as our controller. This agreement has a term of two (2) years with a based salary of $85,000 per year. Mr. Ostrow was issued 5,000 shares in connection with this agreement. Mr. Ostrow is entitled to employee benefits offered to all of our employees. In the event this agreement is terminated for any reason other than cause, Mr. Ostrow is entitled to a six (6) month lump sum severance payment within thirty (30) days of termination.

On January 1, 2004 we entered into an Employment Agreement with Gary Walborn as our data processing manager. This agreement entitled Mr. Walborn to based compensation of $80,000 per year. This agreement has a two (2) year term. Mr. Walborn was entitled to 5,000 shares of common stock in connection with entering into this agreement. Mr. Walborn is entitled to the standard employee benefits. He performs his duties from his personal residence in Ohio. Mr. Walborn is the developer of the Load Z software.

In May, 2004 we entered into an Agreement with Herman Rios who was the senior project manager of XRG G&A. Mr. Rios was originally entitled to base compensation of $80,000. On March 21, 2005 we entered into a Consulting Agreement with Mr. Rios entitling him to 11,000 shares of our common stock. This Consulting Agreement superseded his prior Employment Agreement.

The following table sets forth information with respect to our common stock that may be issued upon the exercise of outstanding options, warrants, and rights to purchase shares of our common stock as of March 31, 2005.

Plan Category(1)	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options Warrants, and rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	-0-	N/A	N/A
Equity Compensation Plans Not Approved by Stockholders	5,000	$ .20	(2)
Total	5,000		

(1) Exclude warrants issued to investors in connection with capital raising transactions not approved by our stockholders.

(2) See the discussion under "Employee Equity Incentive Plans" immediately below.

Employee Equity Incentive Plans

In fiscal year ended March 31, 2004, the Board of Directors of the Registrant approved a non-qualified stock option plan. However, this plan was never formally approved or adopted by the current shareholders of the Company. Accordingly, we intend to adopt a equity incentive plan in fiscal 2006. We anticipate that approximately 10% of our outstanding equity securities will be reserved for the operators of our terminals pursuant to a management equity incentive plan and that equity securities will be issued to the operators and employees of our terminals based upon performance goals and criteria to be defined. In addition, we anticipate that up to 10% of our outstanding equity securities, on a fully diluted basis, will be reserved for issuance to Mr. Francis, Mr. Leong and Mr. Cronin for facilitating the restructuring of our operations. We anticipate that any such plans will be approved by a majority of our shareholders.

Audit Committee Report

The following report is made by our Board of Directors, sitting as an audit committee, concerns the Board's activities regarding oversight of the company's financial reporting and auditing process.

In its role as an audit committee, the purpose of the Board of Directors is to assist in the general oversight of the Company's financial reporting, internal control and audit functions. Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. The Company's independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

The members of the Board of Directors are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditor, nor can the Board of Directors certify that the independent auditor is "independent" under applicable rules. The Board of Directors serves an oversight role, in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors and the experience of the Board's members in business, financial and accounting matters.

Among other matters, the Board of Directors monitors the activities and performance of the Company's internal and external auditors, including the audit scope, external audit fees, auditor independence matters and the extent to which the independent auditor may be retained to perform non-audit services. The Board has ultimate authority and responsibility to select, evaluate and, when appropriate, replace the Company's independent auditor. The Board of Directors also reviews the results of the internal and external audit work with regard to the adequacy and appropriateness of the Company's financial, accounting and internal controls. Management and independent auditor presentations to and discussions with the Board of Directors also cover various topics and events that may have significant financial impact or are the subject of discussions between management and the independent auditor. In addition, the Board of Directors generally oversees the Company's internal compliance programs.

The Board of Directors (other than Mr. Couture) have reviewed and discussed the consolidated financial statements with management and the independent auditor, management represented to the Board of Directors that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the independent auditor represented that its presentations included the matters required to be discussed with the independent auditor by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees."

The Company's independent auditor also provided the Board of Directors with the disclosures required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Board of Directors discussed with the independent auditor that firm's independence.

Following the Board of Directors' discussions with management and the independent auditor, the Board of Directors recommended that the audited consolidated financial statements be included in the Company's annual report on Form 10-KSB for the year ended March 31, 2005.

Submitted by the Board of Directors
Sitting as an Audit Committee:

/s/ Richard Francis
/s/ Terence Leong
/s/ Michael T. Cronin

Report of the Board of Directors on Executive Compensation

The following statement made by the Board of Directors, sitting as a Compensation Committee, shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, and shall not otherwise be deemed filed under either of such Acts.

The Company does not have a formal compensation committee. The Board of Directors, acting as a compensation committee, periodically meet to discuss and deliberate on issues surrounding the terms and conditions of executive officer compensation, including base salaries, bonuses, awards of equity securities and reimbursement of certain business related costs and expenses.

In determining the compensation of the Company's executive officers, the Board of Directors takes into account all factors which it considers relevant, including business conditions, in general, the market compensation for executives of similar background and experience, the performance of the Company, in general, and the performance of the specific executive officer under consideration, including the business area of the Company for which such executive officer is responsible. In light of these factors, the Board of Directors determined that the payment of discretionary bonuses to executive officers was not appropriate for the fiscal year ended March 31, 2005.

The Board of Directors also believes that equity participation provides an additional incentive to executive officers to continue in the service of the Company and gives them an interest similar to stockholders in the success of the Company. In the future, the Board of Directors intends to make use of equity participation, along with other traditional salary and bonus components of executive compensation packages, to provide incentives to attract and maintain qualified executive officers.

Submitted by the Board of Directors
Sitting as a Compensation Committee:

/s/ Richard Francis
/s/ Terence Leong
/s/ Michael T. Cronin

Compensation Committee and Insider Participation

The current Board of Directors includes Richard Francis, who also serves as an executive officer of the Company. As a result, this director discusses and participates in deliberations of the Board of Directors on matters relating to the terms of executive compensation. In this regard, a director whose executive compensation is voted upon by the Board of Directors must abstain from such vote.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4, and 5, and amendments thereto, and reports, furnished to the Company for the fiscal year ended March 31, 2005, other than as described below, none of the Company's directors, officers, or shareholders beneficially owning more than 10% of any class of equity securities of the Company, failed to file any forms necessary under Section 16(a) of the Securities Exchange Act of 1934 during the most recent fiscal year.

Mr. Cronin's original Form 3 filing relating to his appointment as a director on November 15, 2004, was not filed until December 21, 2004, relating to his ownership of 37,500 shares of our common stock. In addition, this original Form 3 filing did not disclose ownership of options to acquire 5,000 shares of our common stock. Mr. Cronin intends to file a Form 5 to correct the inadvertent omission of the 5,000 options.

The original Form 3 filing relating to Terence Leong's appointment as a director was not made until June 30, 2005, although Mr. Leong was appointed as a director effective May 20, 2005. Mr. Leong did not own any of our securities as of that date.

The original Form 3 filed for Richard Francis in connection with our agreement to issue Mr. Francis 150,000 shares of our common stock pursuant to the Administrative Services Agreement, was filed on May 27, 2005. The effective date of this Agreement was May 20, 2005.

A Form 4, for a former director, Donald G. Huggins, Jr., was filed on September 3, 2004, relating to reportable transactions with an earliest transaction date of March 23, 2004. This Form 4 reported transactions for acquisitions of our securities that occurred on March 23, 2004 for 12,500 shares of our common stock, a transaction occurring on June 29, 2004 for 100,000 shares of our common stock in connection with a Consulting Agreement, and the issuance of 416,666 shares of our common stock in connection with the conversion of Series A Preferred Stock.

On March 7, 2005, Mr. Huggins was issued 95,000 shares of our common stock in satisfaction of accrued and unpaid consulting fees. This transaction was not reported prior to Mr. Huggins' resignation. We intend on assisting Mr. Huggins in the filing of a Form 5 to report this transaction.

On September 3, 2004, a Form 4 was filed for Mr. Neil Treitman, a former director, relating to transactions occurring on March 23, 2004 and June 29, 2004, in connection with the issuance of 12,500 shares of our common stock on each of these respective dates to Mr. Treitman and/or his affiliate, Charter Development Services International, LLC. In November 2004, we issued Mr. Treitman and his affiliate 100,000 shares of our common stock in connection with his resignation and termination of his employment agreement. We also issued Mr. Treitman 12,500 shares as a bonus. These transactions were not previously reported on a Form 4. We intend to assist Mr. Treitman in the filing of a Form 5 to report these transactions.

A Form 4 was filed on September 3, 2004 on behalf of Kevin P. Brennan, our former Chief Executive Officer and a former director. This Form 4 related to the issuance of 12,500 shares of our common stock on March 23, 2004; the issuance of 416,666 shares of our common stock occurring on June 29, 2004, relating to the conversion of Series A Preferred Stock; and the issuance of 10,000 shares of our common stock on July 1, 2004, in connection with the cashless exercise of options.

On September 3, 2004, a Form 4 was filed on behalf of Stephen R. Couture, our former Chief Financial Officer and a former director. This Form 4 related to the issuance of 12,500 shares of our common stock with a transaction date of March 23, 2004 and the issuance of 416,666 shares of our common stock in connection with the conversion of Series A Preferred Stock, which occurred on June 29, 2004.

We believe that part of the reasons prior Form 3s and 4s were filed on a delinquent basis related to our attempts to internalize the filing of these reports through the services of our prior Chief Financial Officer. We are now using the services of an outside independent EDGAR filing agent. In addition, we are instituting procedures to assist our officers and directors with these reporting obligations. We believe that the number of delinquent reports will be substantially reduced in the future through the services of an outside filing agent and our institution of procedures to assist officers and directors with these obligations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of June 30, 2005, regarding current beneficial ownership of our Common Stock by (i) each person known by us to own more than 5% of the outstanding shares of our Voting Securities, (ii) each of our executive officers and directors, and (iii) all of our executive officers and directors as a group. Except as noted, each person has sole voting and sole investment or dispositive power with respect to the shares shown.

Name and Address of Beneficial Owner (1)	Common Stock	
	Number	Percent of All Voting Securities (2)
Donald G. Huggins, Jr. (3)(4)	552,500	3.7%
Kevin P. Brennan (3)	396,875	2.6%
Stephen R. Couture	530,416	3.5%
Neil Treitman (3)(5)	-0-	—
Barron Partners, LP(6)	14,091,667	93.7%
Richard Francis (7)	164,275	1.1%
Michael T. Cronin(8)	42,500	.3%
Terence Leong	-0-	—
Kenneth A. Steel, Jr. (9)	1,262,500	8.3%
All current executive officers and directors as a group (4 persons)	729,166	4.9%

(1) Except as otherwise indicated, the address of each beneficial owner is c/o XRG, Inc., 601 Cleveland Street, Suite 820, Clearwater, Florida 33755.

(2) Calculated on the basis of approximately 15,036,027 shares of common stock issued and outstanding as of June 30, 2005 except that shares of common stock underlying options and warrants exercisable within 60 days of the date hereof are deemed to be outstanding for purposes of calculating the beneficial ownership of securities of the holder of such options or warrants.

(3) Messrs. Huggins, Brennan and Treitman are no longer directors but are included in the table as they held positions as officers and directors during fiscal 2005.

(4) These shares are held in the name of Margaret J. Huggins, Mr. Huggins wife and Private Capital Group, Inc., a corporation which is wholly owned by Margaret J. Huggins. Mr. Huggins disclaims beneficial ownership of these shares.

(5) XRG believes that Mr. Treitman has sold or has pending Rule 144 sale requests for all of his Common Stock. Accordingly, the above table reflects Mr. Treitman as owning -0- shares.

(6) Represents (i) 5,416,667 shares acquired for $3,250,000 in March, 2004; (ii) 3,000,000 shares acquired in exchange for warrants in a cashless tender on June 15, 2004; (iii) 175,000 shares acquired for $350,000 in June, 2005; and (iv) warrants to acquire 5,500,000 shares of our Common Stock at a $2.00 exercise price issued in June 2005.

(7) Excludes 150,000 shares issuable to R&R Express. Inc. and includes 13,750 owned by KDR Transport, Inc.

(8) Includes options to acquire 5,000 shares exercisable at $.20 issued in March, 2003.

(9) Represents (i) 175,000 shares held by Mr. Steel and his affiliates; (ii) warrants to acquire 87,500 shares at a $2.00 exercise price issued to Mr. Steel and his affiliates; and (iii) a Common Stock purchase warrant for 1,000,000 shares exercisable at $2.00 issued to Mr. Steel in consideration for restructuring his $500,000 promissory note.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Effective April 20, 2005 we entered into an Administrative Services Agreement with R&R Express, Inc. ("R&R") and Richard Francis. We appointed Mr. Francis as our Chief Executive Officer, replacing Kevin Brennan. Mr. Francis is also the President of R&R. Pursuant to the Administrative Services Agreement, R&R is responsible for certain of the daily administrative, procedural and regulatory issues relating to our operations. We have agreed to pay R&R an administrative services fee equal to 12% of line haul revenue (excluding pass throughs) for all agent, this fee is payable weekly. In addition we agreed to issue each of R&R and Mr. Francis 150,000 shares of our common stock. We also agreed to pay Mr. Francis an annual salary of $150,000 per year from our XRG G & A subsidiary as compensation for serving as our Chief Executive Officer and certain of our subsidiaries. The salary of Mr. Francis is considered a credit against the service fee payable to R&R. This Administrative Services Agreement replaces and supersedes any previous agreements and understandings between R&R, KDR Transport, Inc., Mr. Francis and XRG, including but not limited to, a Consulting Agreement dated July 7, 2004 between KDR Transport, Inc. and XRG, an Employment Agreement dated July 1, 2004 between R&R Express Intermodal, Inc. and Mr. Francis and an Employment Agreement dated July 1, 2004 by and between XRG G&A, Inc. and Mr. Francis.

The Administrative Services Agreement has a five (5) year term, which is consistent with the term of our Terminal Agreements with our agents. The Administrative Services Agreement is cancelable by R&R prior to its date of expiration by providing us at least one (1) years' written notice. We may cancel the Administrative Services Agreement at any time with at least forty-five (45) days' prior written notice to R&R. R&R has agreed to a non-competition and non-solicitation of our customers, employees and agents during the term of the agreement and for a twenty-four (24) month period thereafter, excluding the business of R&R.

We are party to a Consulting Agreement with Terence Leong which requires us to pay Mr. Leong $100 an hour. To date we have paid Mr. Leong $88,150 in fees and $6,646 in expense reimbursements. We owe Mr. Leong $32,271 as of June 30, 2005.

Barron is our largest stockholder and is in a position to control the affairs of the Company, including the election of Directors. Barron is also the holder of approximately $3,622,084 of promissory notes which are secured by all of our assets and payable on December 31, 2005. See "Liquidity and Capital Resources - Description of Barron Interim Financing Arrangements"

In May 2005 we entered into mutual general releases with Donald Huggins, Kevin Brennan and Barron. These individuals were former officers and directors. These individuals resigned in connection with the execution of the releases. We paid Mr. Brennan $13,325.90 in connection with his release. Each of these individuals agreed to reduce their respective stockholdings in the Company by approximately 25% each in connection with the execution of the releases. See Item 10 - Executive Compensation.

We anticipate issuing approximately 10% of our fully diluted equity securities equally between Mr. Francis, Mr. Leong and Mr. Cronin in connection with their efforts in facilitating the restructuring of our operations.

XRG authorized the issuance of options to acquire 150,000 shares of its Common Stock to Mr. Cronin with an exercise price of $.01 as of March 30, 2005. However, Mr. Cronin declined such options because Mr. Couture alleged that none of the other agreements and contracts presented at that meeting were approved since they were not in final version. Mr. Cronin felt it was improper and inconsistent for Mr. Couture to take the position that the options for Mr. Cronin were approved at this meeting when he took the position that none of the other matters presented at this meeting were approved. In lieu of accepting such options Mr. Cronin anticipates being issued equity securities of the Company as described above in consideration for his assistance in restructuring our operations.

Michael T. Cronin, Esq., who is a partner in the law firm which serves as our corporate and securities counsel owns 37,500 shares of our common stock. These shares were issued for legal services rendered. In addition, Mr. Cronin was issued in March, 2003 an option to acquire 5,000 shares at a $.20 exercise price. During fiscal year ended March 31, 2005 we paid this firm approximately $148,000 for legal fees and expenses.

In connection with securing the Capco accounts receivable financing arrangements we agreed to issue Capco warrants to acquire 63,820 shares of our Common Stock with an exercise price of $2.35. These warrants expire March 21, 2010.

Oberon Securities acted as the finder in connection with the Capco financing. We have paid Oberon a capital facility fee of $120,000. We are obligated to pay additional Oberon of $30,000 at the time the balance owned under the facility exceeds $4,000,000 and $30,000 for each $1,000,000 additional increment in financings. In addition, we are obligated to issue Oberon warrants to acquire 55,550 shares of our Common Stock at a $2.16 exercise price. These warrants have a three (3) year term.

On October 14, 2004 we entered into a Consulting Agreement with James Jensen. We issued Mr. Jensen 250,000 shares of our common stock. Mr. Jensen was entitled to purchase these shares at $2.00 per share. Mr. Jensen tendered $125,000. We reflect the remaining $375,000 as a subscription receivable from Mr. Jensen. We are in the process of renegotiating this Consulting Agreement inasmuch as Mr. Jensen has not tendered the remaining payments.

A former consultant who assisted XRG in investor relations claims that he is owed $4,500 per month for nine (9) months of services or approximately $40,500, for services rendered during 2003 and 2004. We have not paid this consultant and are currently in discussions with this consultant regarding the settlement of this matter through the issuance of either our shares and options. There is no assurance that this matter will be resolved.

On March 21, 2005 we entered into a consulting agreement with Michael Conroy to assist in financial statement preparation, SEC financial reporting and the design, development implementation of accounting systems. This agreement was mutually terminated in May, 2005. We owe Mr. Conroy approximately $8,900 under this agreement. This agreement also entitled Mr. Conroy to receive options to acquire up to 150,000 shares of our Common Stock, subject to the Company reaching certain benchmarks. We do not believe Mr. Conroy is entitled to any options because the agreement was terminated prior to the Company achieving any of such benchmarks. However, we may issue Mr. Conroy options or other securities in order to satisfy our other monetary obligations under this consulting agreement.

Neil Treitman, our former Chief Executive Officer resigned on November 30, 2004. In connection with his resignation we issued Mr. Treitman and his affiliate 100,000 shares of our Common Stock. We also issued Mr. Treitman 12,500 shares as a bonus.

In April 2004, Donald Huggins, Kevin Brennan and Stephen Couture agreed to cancel all of their previously issued shares of Series A Preferred Stock in exchange for 1,250,000 shares of our Common Stock. This exchange was taken in connection with the financing provided by Barron and our issuance of 3,000,000 shares of our Common Stock to Barron in connection with the cashless exercise of Barron's common stock purchase warrants. These shares were issued equally between Mr. Huggins, Mr. Brennan and Mr. Couture.

During the fourth quarter of our fiscal year we issued Mr. Huggins 95,000 shares of our Common Stock to satisfy $95,000 of accrued and unpaid compensation and Mr. Couture 45,000 shares of our Common Stock to satisfy $45,000 of accrued and unpaid compensation.

We issued Private Capital Group, Inc., a corporation controlled by the wife of Don Huggins, 100,000 shares of our Common Stock in our first quarter for consulting services.

We relied upon Section 4(2) for the issuance of the above securities.

We believe that all of the transactions described under this Certain Relationships and Related Transaction caption with our officers and directors were fair and in the best interests of XRG, such transactions may not necessarily have been on the same terms as if negotiated from unaffiliated third parties. However, management believes that these terms are no less favorable than those that would have been available from unaffiliated third parties. Although no other transactions are contemplated, it is XRG's policy that all future transactions with our officers, directors or affiliates would be approved by members of our board of directors not having an interest in the transaction, and will be on terms no less favorable than could be obtained from unaffiliated third parties.

ACTION 2 – RATIFICATION OF AUDITORS

The holders of 9,416,042 shares of our common stock, representing approximately 62% of the shares of our common stock entitled to vote on the record date, executed a written consent in lieu of an annual meeting, ratifying the board of directors' engagement of Mahoney Cohen & Co., CPA as the Company's independent accountants for the fiscal year ending March 31, 2006.

The following table sets forth fees billed to us by our auditors during the fiscal years ended March 31, 2005 for: (i) services rendered for the audit of our annual financial statements and the review of our quarterly financial statements, (ii) services by our auditor that are reasonably related to the performance of the audit or review of our financial statements and that are not reported as Audit Fees, (iii) services rendered in connection with tax compliance, tax advice and tax planning, and (iv) all other fees for services rendered. "All other fees" includes fees related to (or paid for) in the fiscal year ended March 31, 2005.

		March 31, 2005
(i)	Audit Fees	$74,856
(ii)	Audit Related Fees	-0-
(iii)	Tax Fees	-0-
(iv)	All Other Fees	-0-

Audit Committee Pre-Approval Process, Policies and Procedures

The appointment of Mahoney Cohen & Company, CPA, P.C. was approved by our Board of Directors. Our principal auditors have performed their audit procedures in accordance with pre-approved policies and procedures established by our Board of Directors. Our principal auditors have informed our Board of Directors of the scope and nature of each service provided. With respect to the provisions of services other than audit, review, or attest services, our principal accountants brought such services to the attention of our Board of Directors, or one or more members of our Board of Directors to whom authority to grant such approval had been delegated prior to commencing such services. Such services primarily consisted of tax related services and discussions of Sarbanes-Oxley 404.

On October 12, 2004, we terminated our relationship with Pender, Newkirk & Company, CPAs ("PNC") as our independent certified public accountants and on the same date engaged Mahoney Cohen & Company, CPA, P.C. as our independent certified public accountants for the fiscal year ending March 31, 2005.

(a) Previous independent accountants:

(i) On October 12, 2004, we dismissed Pender, Newkirk & Company, CPAs ("PNC") as our independent accountants.

(ii) The reports of PNC on the financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. However, PNC's report for the year ended March 31, 2003 included an explanatory paragraph noting the Company's limited liquid resources, recurring losses from operations and our need to raise additional capital, all of which raised substantial doubt about our ability to continue as a going concern.

(iii) The Audit Committee made the decision to change independent accountants that consisted of the entire Board of Directors.

(iv) In connection with its audits for the two most recent fiscal years and through October 12, 2004, there have been no disagreements with PNC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PNC, would have caused them to make reference to such disagreements in their report on the financial statements for such years.

(v) During the two most recent fiscal years and through October 12, 2004, PNC did not advise us of any of the events described in Item 304(a)(1)(B) of Regulation S-B except as follows:

In August 2004, PNC advised us of material weaknesses in our internal accounting controls necessary for the preparation of financial statements. Specifically, PNC indicated that our limited staff involved in the closing process caused many critical accounting duties to be combined. This issue caused delays in the closing process, difficulties segregating duties, inefficiencies in locating documents, and expanded audit testing. In addition, PNC indicated the need for implementing accounting policies and procedures to improve the financial statement close process.

(vi) We requested that PNC furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which they do not agree. As of the filing date of this Information Statement has not provided this letter due to unpaid fees part of which are in dispute.

(b) On October 12, 2004, we engaged the firm of Mahoney Cohen & Company, CPA, P.C. as independent certified public accountants for the fiscal year ending March 31, 2005. We had not previously consulted with Mahoney Cohen & Company, CPA, P.C. on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) concerning any subject matter of a disagreement or reportable event with PNC.

(c) For additional information regarding controls and procedures deficiencies and weaknesses, see Item 8 to our Form 10-KSB for fiscal year ended March 31, 2005, which accompanies this Information Statement.

Additional Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file annual and quarterly reports on Form 10-KSB and 10-QSB, proxy and information statements, and other forms and reports with the Securities and Exchange Commission. Reports and other information filed by us can be inspected and copied at the public reference facilities maintained at the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission through EDGAR may be obtained free of charge.

Interest of Certain Persons In or Opposition to Matters To Be Acted Upon

No officer or director of the company has any substantial interest in the matters to be acted upon, other than his role as an officer or director of the company. No director of the company opposed the proposed actions taken by the company set forth in this information statement.

Proposal By Security Holders

No security holder has requested the company to include any proposal in this information statement.

Expense of Information Statement

The expenses of mailing this information statement will be borne by our company, including expenses in connection with the preparation and mailing of this information statement and all documents that now accompany or may after supplement it. It is contemplated that brokerage houses, custodians, nominees, and fiduciaries will be requested to forward the information statement to the beneficial owners of our common stock held of record by such persons and that our company will reimburse them for their reasonable expenses incurred in connection therewith.

Delivery Of Documents To Security Holders Sharing An Address

Only one information statement is being delivered to multiple security holders sharing an address unless the company has received contrary instructions from one or more of the security holders. The company shall deliver promptly upon written or oral request a separate copy of the information statement to a security holder at a shared address to which a single copy of the documents was delivered. A security holder can notify the company that the security holder wishes to receive a separate copy of the information statement by sending a written request to the company below; or by calling the company at the number below and requesting a copy of the information statement. A security holder may utilize the same address and telephone number to request either separate copies or a single copy for a single address for all future information statements and annual reports.

Stockholder Proposals

Proposals of stockholders of the Company which are intended to be presented by such stockholders at the annual meeting of stockholders to be held in 2006 must be received by the Company no later than February 1, 2006, in order to have them included in the information statement and form of information statement relating to that meeting.

Accompanying Reports

The Company's Annual Report on Form 10-KSB, including audited consolidated financial statements and for the year ended March 31, 2005 accompany this Information Statement.

Company Contact Information

All inquires regarding our company should be addressed to our company's principal executive office:

Alliance Healthcard, Inc.
3500 Parkway Lane, Suite 720
Norcross, Georgia 30092
Attention: Corporate Secretary

Other Matters

No matters other than those discussed in this information statement are contained in the written consent signed by the holders of a majority of the voting power of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Richard S. Francis, Chairman of the Board
Richard Francis, Chairman of the Board